SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	October	2007
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Press release dated October 1, 2007 ("ACE AVIATION HOLDINGS INC. ANNOUNCES SECONDARY OFFERING OF JAZZ AIR INCOME FUND").

2.	Press release dated October 1, 2007 ("ACE AVIATION HOLDINGS INC. ANNOUNCES SECONDARY OFFERING OF AEROPLAN INCOME FUND").

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No.  333-122635) and on October 26, 2005 (File No.  333-129248).

Document 1

NOT FOR RELEASE OVER U.S. NEWSWIRE SERVICES OR DISSEMMINATION IN THE U.S.

ACE AVIATION HOLDINGS INC. ANNOUNCES SECONDARY OFFERING OF UNITS OF JAZZ AIR INCOME FUND

MONTRÉAL, October 1, 2007 - ACE Aviation Holdings Inc. announced today that it has entered into an agreement with a group of underwriters to sell an aggregate of 35.5 million trust units (the "Units") of Jazz Air Income Fund at a price of $7.75 per Unit, for gross proceeds of $275.1 million.  Jazz Air Income Fund will not receive any of the proceeds from the offering.  A preliminary short form prospectus will be filed in each of the provinces and territories of Canada by October 5, 2007.  The offering is expected to close on or about October 22, 2007 and is subject to certain conditions including the receipt of all required regulatory approvals.  The underwriting syndicate is being led by RBC Capital Markets and CIBC World Markets Inc.

Immediately following the offering, ACE Aviation Holdings Inc. will retain 24,726,920 units of Jazz Air Income Fund, representing 20.1% of the 122,865,143 units issued and outstanding.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE Aviation or Jazz. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent ACE Aviation's and Jazz's expectations as of the date they are made and are subject to change after such date. However, ACE Aviation and Jazz disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

About ACE Aviation Holdings Inc.

ACE Aviation Holdings Inc. is a holding company of various aviation interests including Air Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS LP.

About Jazz Air Income Fund

Jazz Air Income Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire and hold an interest in the outstanding limited partnership units of Jazz Air LP.

About Jazz Air LP

Jazz Air LP (Air Canada Jazz) is the second largest airline in Canada based on fleet size and the number of routes operated. Air Canada Jazz operates more flights and flies to more Canadian destinations than any other Canadian carrier. Air Canada Jazz forms an integral part of Air Canada's domestic and transborder market presence and strategy. Air Canada Jazzis owned by Jazz Air Income Fund.

Air Canada Jazz is not a typical airline. The airline has a commercial agreement with Air Canada that is the core of its business. Under the Capacity Purchase Agreement (CPA), Air Canada currently purchases substantially all of Air Canada Jazz's fleet capacity based on predetermined rates. The CPA provides commercial flexibility, low trip costs and connecting network traffic to Air Canada. Also, the CPA significantly reduces Air Canada Jazz's financial and business risks, and provides a stable foundation for day-to-day operations and future growth.

Contacts :

ACE Aviation :	Isabelle Arthur (Montréal)	(514) 422-5788
	Angela Mah (Vancouver)	(604) 270-5741
	Peter Fitzpatrick (Toronto)	(416) 263-5576

Internet:	aceaviation.com

Jazz Air LP:	Nathalie Megann (Halifax)	(902) 873-5094

Internet:	flyjazz.ca

Document 2

   NOT FOR RELEASE OVER U.S. NEWSWIRE SERVICES OR DISSEMMINATION IN THE U.S.

ACE AVIATION HOLDINGS INC. ANNOUNCES SECONDARY OFFERING OF UNITS OF AEROPLAN INCOME FUND

MONTREAL, October 1, 2007 - ACE Aviation Holdings Inc. announced today that it has entered into an agreement with a group of underwriters to sell an aggregate of 22.0 million trust units (the "Units") of Aeroplan Income Fund at a price of $21.90 per Unit, for gross proceeds of $481.8 million.  Aeroplan Income Fund will not receive any of the proceeds from the offering.  A preliminary short form prospectus will be filed in each of the provinces and territories of Canada by October 5, 2007.  The offering is expected to close on or about October 22, 2007 and is subject to certain conditions including the receipt of all required regulatory approvals.  The underwriting syndicate is being led by RBC Capital Markets and CIBC World Markets Inc.

Immediately following the offering, ACE Aviation Holdings Inc. will retain 40,285,585 units of Aeroplan Income Fund, representing 20.1% of the 200,000,000 units issued and outstanding.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE Aviation or Aeroplan. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent ACE Aviation's and Aeroplan's expectations as of the date they are made and are subject to change after such date. However, ACE Aviation and Aeroplan disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

About ACE Aviation Holdings Inc.

ACE Aviation Holdings Inc. is a holding company of various aviation interests including Air Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS LP.

About Aeroplan

Aeroplan is Canada's premier loyalty marketing company, dedicated to developing and executing programs designed to engage the loyalty of its prestigious membership.

Aeroplan's millions of members earn Aeroplan Miles with its network of more than 70 world-class partners, representing more than 150 brands in the financial, retail, and travel sectors. Miles earned may be redeemed for Aeroplan's industry-leading ClassicFlight Rewards, innovative ClassicPlus Flight Rewards, and global Star Alliance Flight Rewards, offering travel to more than 850 destinations worldwide. In 2006 alone, more than 1.4 million round-trip flight rewards were issued. Aeroplan's roster of non-flight rewards includes more than 400 exciting specialty, merchandise, and experiential rewards, as well as hotel and car rental rewards. Members are encouraged to stay engaged with Aeroplan and avoid mileage expiration due to inactivity by earning or redeeming Aeroplan Miles at least once in any consecutive twelve-month period.

Contacts :

ACE Aviation :	Isabelle Arthur (Montréal)	(514) 422-5788
	Peter Fitzpatrick (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aceaviation.com

Aeroplan:	Gillian Hewitt	(416) 352-3706

Internet:	aeroplan.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	October 2, 2007	By:	/s/ Brian Dunne
Name: Brian Dunne Title: Executive Vice-President and Chief Financial Officer